SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly

Information - ITR

At March 31, 2016 and report on review of Quarterly Information

(A free translation of the original in Portuguese)

Index

(Expressed in millions of reais, unless otherwise indicated)

Report on review of Quarterly Information		4
Company Data / Share Capital Composition		6
Individual Interim Accounting Information / Statement of Financial Position - Assets		7
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		8
Individual Interim Accounting Information / Statement of Income		9
Individual Interim Accounting Information / Statement of Comprehensive Income		10
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016		12
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 03/31/2015		13
Individual Interim Accounting Information / Statement of Added Value		14
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		15
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		16
Consolidated Interim Accounting Information / Statement of Income		17
Consolidated Interim Accounting Information / Statement of Comprehensive Income		18
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016		20
Consolidated Interim Accounting Information / Statement of Added Value		22
Notes to the financial statements		23
1.	The Company and its operations	23
2.	Basis of preparation of interim financial information	23
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	23
4.	Basis of consolidation	23
5.	Summary of significant accounting policies	24
6.	Cash and cash equivalents and Marketable securities	25
7.	Trade and other receivables	26
8.	Inventories	29
9.	Assets classified as held for sale	30
10.	Investments	31
11.	Property, plant and equipment	33
12.	Intangible assets	34
13.	Impairment	35
14.	Exploration for and evaluation of oil and gas reserves	35
15.	Trade payables	35
16.	Finance debt	35
17.	Leases	38
18.	Related-party transactions	39
19.	Provision for decommissioning costs	42
20.	Taxes	42
21.	Employee benefits (Post-Employment)	46
22.	Shareholders’ equity	48
23.	Sales revenues	48
24.	Other expenses, net	48
25.	Costs and Expenses by nature	49
26.	Net finance income (expense)	49
27.	Supplemental information on statement of cash flows	49
28.	Segment information	50
29.	Provisions for legal proceedings	54

30.	Collateral for crude oil exploration concession agreements	59
31.	Risk management	60
32.	Fair value of financial assets and liabilities	64
33.	Subsequent events	64
34.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2015 and the interim statements as of March 31, 2016	66

(A free translation of the original in Portuguese)

Report on review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2016, comprising the balance sheet at that date and the statements of income, comprehensive income changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes that:

i)              no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

ii)            the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going.

We also draw attention to note 29.4 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters – Statements of Value Added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2016. These statements are the responsibility of the Company's management, and  are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, May 12, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
03/31/2016

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

 Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2016	December 31, 2015
1	Total Assets	675,507,000	698,646,000
1.01	Current Assets	69,324,000	82,453,000
1.01.01	Cash and Cash Equivalents	9,379,000	16,553,000
1.01.02	Marketable Securities	7,323,000	10,794,000
1.01.03	Trade and Other Receivables	16,357,000	20,863,000
1.01.04	Inventories	24,062,000	24,015,000
1.01.06	Recoverable Taxes	6,448,000	6,506,000
1.01.06.01	Current Recoverable Taxes	6,448,000	6,506,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,585,000	1,520,000
1.01.06.01.02	Other Recoverable Taxes	4,863,000	4,986,000
1.01.08	Other Current Assets	5,755,000	3,722,000
1.01.08.01	Non-Current Assets Held for Sale	8,000	535,000
1.01.08.03	Others	5,747,000	3,187,000
1.01.08.03.01	Advances to Suppliers	371,000	208,000
1.01.08.03.02	Others	5,376,000	2,979,000
1.02	Non-Current Assets	606,183,000	616,193,000
1.02.01	Long-Term Receivables	42,560,000	49,085,000
1.02.01.01	Marketable Securities Measured at Fair Value	2,000	2,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	268,000	258,000
1.02.01.03	Trade and Other Receivables	6,256,000	6,361,000
1.02.01.06	Deferred Taxes	17,555,000	24,641,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	7,965,000	15,156,000
1.02.01.06.02	Deferred Taxes and Contributions	9,590,000	9,485,000
1.02.01.09	Other Non-Current Assets	18,479,000	17,823,000
1.02.01.09.03	Advances to Suppliers	898,000	1,017,000
1.02.01.09.04	Judicial Deposits	8,919,000	8,590,000
1.02.01.09.05	Other Long-Term Assets	8,662,000	8,216,000
1.02.02	Investments	111,460,000	115,536,000
1.02.03	Property, Plant and Equipment	443,079,000	442,439,000
1.02.04	Intangible Assets	9,084,000	9,133,000

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	March 31, 2016	December 31, 2015
2	Total Liabilities	675,507,000	698,646,000
2.01	Current Liabilities	96,334,000	105,247,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,059,000	4,212,000
2.01.02	Trade Payables	25,549,000	28,172,000
2.01.04	Current Debt and Finance Lease Obligations	52,509,000	54,481,000
2.01.04.01	Current Debt	51,380,000	52,913,000
2.01.04.03	Finance Lease Obligations	1,129,000	1,568,000
2.01.05	Other Liabilities	11,608,000	15,458,000
2.01.05.02	Others	11,608,000	15,458,000
2.01.05.02.04	Other Taxes and Contributions	8,687,000	11,762,000
2.01.05.02.05	Other Accounts Payable	2,921,000	3,696,000
2.01.06	Provisions	2,609,000	2,436,000
2.01.06.02	Other Provisions	2,609,000	2,436,000
2.01.06.02.04	Pension and Medical Benefits	2,609,000	2,436,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	−	488,000
2.02	Non-Current Liabilities	316,507,000	338,668,000
2.02.01	Non-Current Debt and Finance Lease Obligations	226,695,000	250,865,000
2.02.01.01	Non-Current Debt	221,338,000	245,439,000
2.02.01.03	Finance Lease Obligations	5,357,000	5,426,000
2.02.04	Provisions	89,812,000	87,803,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	7,960,000	7,282,000
2.02.04.02	Other Provisions	81,852,000	80,521,000
2.02.04.02.04	Pension and Medical Benefits	45,825,000	44,546,000
2.02.04.02.05	Provision for Decommissioning Costs	34,613,000	34,641,000
2.02.04.02.06	Other Provisions	1,414,000	1,334,000
2.03	Shareholders' Equity	262,666,000	254,731,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	253,000	237,000
2.03.04	Profit Reserves	92,396,000	92,396,000
2.03.05	Retained Earnings/Losses	(1,243,000)	−
2.03.08	Other Comprehensive Income	(34,172,000)	(43,334,000)

Individual Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 1/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
3.01	Sales Revenues	55,250,000	58,957,000
3.02	Cost of Sales	(39,518,000)	(41,183,000)
3.03	Gross Profit	15,732,000	17,774,000
3.04	Operating Expenses / Income	(10,659,000)	(5,609,000)
3.04.01	Selling Expenses	(3,984,000)	(2,112,000)
3.04.02	General and Administrative Expenses	(1,828,000)	(1,894,000)
3.04.05	Other Operating Expenses	(5,848,000)	(4,978,000)
3.04.05.01	Other Taxes	(237,000)	(454,000)
3.04.05.02	Research and Development Expenses	(502,000)	(560,000)
3.04.05.03	Exploration Costs	(1,134,000)	(878,000)
3.04.05.05	Other Operating Expenses, Net	(3,975,000)	(3,086,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,001,000	3,375,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	5,073,000	12,165,000
3.06	Finance Income (Expenses), Net	(6,787,000)	(5,357,000)
3.06.01	Finance Income	598,000	793,000
3.06.01.01	Finance Income	598,000	793,000
3.06.02	Finance Expenses	(7,385,000)	(6,150,000)
3.06.02.01	Finance Expenses	(4,691,000)	(2,427,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,694,000)	(3,723,000)
3.07	Net Income Before Income Taxes	(1,714,000)	6,808,000
3.08	Income Tax and Social Contribution	468,000	(1,478,000)
3.08.02	Deferred	468,000	(1,478,000)
3.09	Net Income from Continuing Operations	(1,246,000)	5,330,000
3.11	Income / Loss for the Period	(1,246,000)	5,330,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(0.10000)	0.41000
3.99.01.02	Preferred	(0.10000)	0.41000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(0.10000)	0.41000
3.99.02.02	Preferred	(0.10000)	0.41000

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
4.01	Net Income for the Period	(1,246,000)	5,330,000
4.02	Other Comprehensive Income	9,165,000	(10,420,000)
4.02.03	Cumulative Translation Adjustments	(8,026,000)	8,893,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,856,000	(24,959,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	2,639,000	683,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,648,000)	8,254,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	2,344,000	(3,291,000)
4.03	Total Comprehensive Income for the Period	7,919,000	(5,090,000)

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
6.01	Net Cash - Operating Activities	7,546,000	12,309,000
6.01.01	Cash Provided by Operating Activities	16,289,000	16,311,000
6.01.01.01	Ver Tradução	(1,246,000)	5,330,000
6.01.01.03	Actuarial Expense with Pension and Medical Benefits	1,852,000	1,553,000
6.01.01.04	Share of Profit of Equity-Accounted Investments	(1,001,000)	(3,375,000)
6.01.01.05	Depreciation, Depletion and Amortization	9,539,000	6,395,000
6.01.01.06	Impairment Charges on Property, Plant and Equipment and Other Assets	340,000	−
6.01.01.07	Exploration Expenditures Written Off	579,000	484,000
6.01.01.08	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	107,000	(181,000)
6.01.01.09	Foreign Exchange Variation, Indexation and Finance Charges	6,572,000	5,693,000
6.01.01.10	Deferred Income Taxes, Net	(468,000)	1,478,000
6.01.01.12	Allowance for Impairment of Trade Receivables	15,000	(1,066,000)
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(8,743,000)	(4,002,000)
6.01.02.01	Trade and Other Receivables	(311,000)	(86,000)
6.01.02.02	Inventories	(47,000)	(1,532,000)
6.01.02.03	Judicial deposits	(329,000)	(389,000)
6.01.02.04	Other Assets	(1,912,000)	(2,749,000)
6.01.02.05	Trade Payables	(1,977,000)	162,000
6.01.02.06	Taxes Payables	(3,098,000)	410,000
6.01.02.07	Pension and Medical Benefits	(400,000)	(390,000)
6.01.02.08	Other Liabilities	(669,000)	572,000
6.02	Net Cash - Investing Activities	(5,544,000)	(9,646,000)
6.02.01	Capital Expenditures	(9,465,000)	(13,145,000)
6.02.02	Additions to Investments	(497,000)	(2,199,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	−	223,000
6.02.04	Investments in Marketable Securities	3,819,000	5,003,000
6.02.05	Dividends Received	599,000	167,000
6.02.06	Cash and Cash Equivalents of Consolidated Companies Previously Aaccounted for by the Equity Method	−	305,000
6.03	Net Cash - Financing Activities	(9,176,000)	(1,771,000)
6.03.02	Proceeds from Long-Term Financing	15,852,000	15,433,000
6.03.03	Repayment of Principal	(23,494,000)	(16,186,000)
6.03.04	Repayment of Interest	(1,534,000)	(1,018,000)
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(7,174,000)	892,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	16,553,000	5,094,000
6.05.02	Cash and Cash equivalents at the End of the Period	9,379,000	5,986,000

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	−	16,000	−	3,000	(3,000)	16,000
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	(1,246,000)	9,165,000	7,919,000
5.05.01	Net Income for the Period	−	−	−	(1,246,000)	−	(1,246,000)
5.05.02	Other Comprehensive Income	−	−	−	−	9,165,000	9,165,000
5.07	Balance at the End of the Period	205,432,000	253,000	92,396,000	(1,243,000)	(34,172,000)	262,666,000

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 03/31/2015

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.03	Adjusted Opening Balance	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	5,330,000	(10,420,000)	(5,090,000)
5.05.01	Net Income for the Period	−	−	−	5,330,000	−	5,330,000
5.05.02	Other Comprehensive Income	−	−	−	−	(10,420,000)	(10,420,000)
5.07	Balance at the End of the Period	205,432,000	(430,000)	127,222,000	5,333,000	(33,799,000)	303,758,000

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
7.01	Sales Revenues	86,058,000	94,643,000
7.01.01	Sales of Goods and Services	74,091,000	77,096,000
7.01.02	Other Revenues	1,912,000	2,619,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	10,070,000	13,862,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(15,000)	1,066,000
7.02	Inputs Acquired from Third Parties	(32,278,000)	(41,697,000)
7.02.01	Cost of Sales	(12,230,000)	(18,337,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(15,220,000)	(18,343,000)
7.02.03	Impairment Charges / Reversals of Assets	(340,000)	(1,000)
7.02.04	Others	(4,488,000)	(5,016,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(4,488,000)	(5,016,000)
7.03	Gross Added Value	53,780,000	52,946,000
7.04	Retentions	(9,539,000)	(6,395,000)
7.04.01	Depreciation, Amortization and Depletion	(9,539,000)	(6,395,000)
7.05	Net Added Value Produced	44,241,000	46,551,000
7.06	Transferred Added Value	1,056,000	5,219,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,001,000	3,375,000
7.06.02	Finance Income	(167,000)	1,628,000
7.06.03	Others	222,000	216,000
7.07	Total Added Value to be Distributed	45,297,000	51,770,000
7.08	Distribution of Added Value	45,297,000	51,770,000
7.08.01	Employee Compensation	6,202,000	6,292,000
7.08.01.01	Salaries	3,556,000	3,906,000
7.08.01.02	Fringe Benefits	2,329,000	2,082,000
7.08.01.03	Unemployment Benefits (FGTS)	317,000	304,000
7.08.02	Taxes and Contributions	17,500,000	20,517,000
7.08.02.01	Federal	9,135,000	12,491,000
7.08.02.02	State	8,257,000	7,918,000
7.08.02.03	Municipal	108,000	108,000
7.08.03	Return on Third-Party Capital	22,841,000	19,631,000
7.08.03.01	Interest	7,733,000	8,207,000
7.08.03.02	Rental Expenses	15,108,000	11,424,000
7.08.04	Return on Shareholders' Equity	(1,246,000)	5,330,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(1,246,000)	5,330,000

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2016	12/31/2015
1	Total Assets	859,160,000	900,135,000
1.01	Current Assets	146,243,000	169,581,000
1.01.01	Cash and Cash Equivalents	77,778,000	97,845,000
1.01.02	Marketable Securities	2,729,000	3,047,000
1.01.03	Trade and Other Receivables	18,865,000	22,659,000
1.01.04	Inventories	29,098,000	29,057,000
1.01.06	Recoverable Taxes	10,612,000	10,732,000
1.01.06.01	Current Recoverable Taxes	10,612,000	10,732,000
1.01.06.01.01	Current Income Tax and Social Contribution	3,800,000	3,839,000
1.01.06.01.02	Other Recoverable Taxes	6,812,000	6,893,000
1.01.08	Other Current Assets	7,161,000	6,241,000
1.01.08.01	Non-Current Assets Held for Sale	31,000	595,000
1.01.08.03	Others	7,130,000	5,646,000
1.01.08.03.01	Advances to Suppliers	569,000	421,000
1.01.08.03.02	Others	6,561,000	5,225,000
1.02	Non-Current Assets	712,917,000	730,554,000
1.02.01	Long-Term Receivables	67,617,000	74,879,000
1.02.01.01	Marketable Securities Measured at Fair Value	21,000	21,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	327,000	321,000
1.02.01.03	Trade and Other Receivables	13,841,000	14,327,000
1.02.01.06	Deferred Taxes	27,126,000	34,507,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	16,206,000	23,490,000
1.02.01.06.02	Deferred Taxes and Contributions	10,920,000	11,017,000
1.02.01.09	Other Non-Current Assets	26,302,000	25,703,000
1.02.01.09.03	Advances to Suppliers	6,142,000	6,395,000
1.02.01.09.04	Judicial Deposits	10,142,000	9,758,000
1.02.01.09.05	Other Long-Term Assets	10,018,000	9,550,000
1.02.02	Investments	14,216,000	13,772,000
1.02.03	Property, Plant and Equipment	619,224,000	629,831,000
1.02.04	Intangible Assets	11,860,000	12,072,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2016	12/31/2015
2	Total Liabilities	859,160,000	900,135,000
2.01	Current Liabilities	107,458,000	111,572,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,871,000	5,085,000
2.01.02	Trade Payables	20,755,000	24,913,000
2.01.03	Taxes Obligations	1,125,000	410,000
2.01.03.01	Federal Taxes Obligations	1,125,000	410,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,125,000	410,000
2.01.04	Current Debt and Finance Lease Obligations	62,126,000	57,382,000
2.01.04.01	Current Debt	62,076,000	57,334,000
2.01.04.03	Finance Lease Obligations	50,000	48,000
2.01.05	Other Liabilities	15,864,000	20,738,000
2.01.05.02	Others	15,864,000	20,738,000
2.01.05.02.04	Other Taxes and Contributions	9,678,000	13,139,000
2.01.05.02.05	Other Accounts Payable	6,186,000	7,599,000
2.01.06	Provisions	2,717,000	2,556,000
2.01.06.02	Other Provisions	2,717,000	2,556,000
2.01.06.02.04	Pension and Medical Benefits	2,717,000	2,556,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	−	488,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	−	488,000
2.02	Non-Current Liabilities	485,319,000	530,633,000
2.02.01	Non-Current Debt and Finance Lease Obligations	387,889,000	435,467,000
2.02.01.01	Non-Current Debt	387,740,000	435,313,000
2.02.01.03	Finance Lease Obligations	149,000	154,000
2.02.03	Deferred Taxes	812,000	906,000
2.02.03.01	Deferred Income Tax and Social Contribution	812,000	906,000
2.02.04	Provisions	96,618,000	94,260,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	9,798,000	8,776,000
2.02.04.02	Other Provisions	86,820,000	85,484,000
2.02.04.02.04	Pension and Medical Benefits	48,994,000	47,618,000
2.02.04.02.05	Provision for Decommissioning Costs	35,604,000	35,728,000
2.02.04.02.06	Other Provisions	2,222,000	2,138,000
2.03	Shareholders' Equity	266,383,000	257,930,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	37,000	21,000
2.03.04	Profit Reserves	92,612,000	92,612,000
2.03.05	Retained Earnings/Losses	(1,243,000)	−
2.03.08	Other Comprehensive Income	(34,172,000)	(43,334,000)
2.03.09	Non-Controlling Interests	3,717,000	3,199,000

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
3.01	Sales Revenues	70,337,000	74,353,000
3.02	Cost of Sales	(49,329,000)	(51,943,000)
3.03	Gross Profit	21,008,000	22,410,000
3.04	Operating Expenses / Income	(12,472,000)	(9,238,000)
3.04.01	Selling Expenses	(3,751,000)	(1,724,000)
3.04.02	General and Administrative Expenses	(2,652,000)	(2,710,000)
3.04.05	Other Operating Expenses	(6,457,000)	(4,977,000)
3.04.05.01	Other Taxes	(542,000)	(753,000)
3.04.05.02	Research and Development Expenses	(503,000)	(564,000)
3.04.05.03	Exploration Costs	(1,147,000)	(983,000)
3.04.05.05	Other Operating Expenses, Net	(4,265,000)	(2,677,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	388,000	173,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	8,536,000	13,172,000
3.06	Finance Income (Expenses), Net	(8,693,000)	(5,621,000)
3.06.01	Finance Income	886,000	734,000
3.06.01.01	Finance Income	886,000	734,000
3.06.02	Finance Expenses	(9,579,000)	(6,355,000)
3.06.02.01	Finance Expenses	(6,146,000)	(3,691,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(3,433,000)	(2,664,000)
3.07	Net Income Before Income Taxes	(157,000)	7,551,000
3.08	Income Tax and Social Contribution	(224,000)	(3,023,000)
3.08.01	Current	(1,637,000)	(979,000)
3.08.02	Deferred	1,413,000	(2,044,000)
3.09	Net Income from Continuing Operations	(381,000)	4,528,000
3.11	Income / Loss for the Period	(381,000)	4,528,000
3.11.01	Attributable to Shareholders of Petrobras	(1,246,000)	5,330,000
3.11.02	Attributable to Non-Controlling Interests	865,000	(802,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	(0.10000)	0.41000
3.99.01.02	Preferred	(0.10000)	0.41000
3.99.02	Diluted Income per Share
3.99.02.01	Common	(0.10000)	0.41000
3.99.02.02	Preferred	(0.10000)	0.41000

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
4.01	Consolidated Net Income for the Period	(381,000)	4,528,000
4.02	Other Comprehensive Income	8,714,000	(9,932,000)
4.02.03	Cumulative Translation Adjustments	(8,477,000)	9,383,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	22,013,000	(28,301,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	2,900,000	824,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(8,470,000)	9,342,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	748,000	(1,180,000)
4.03	Total Consolidated Comprehensive Income for the Period	8,333,000	(5,404,000)
4.03.01	Attributable to Shareholders of Petrobras	7,919,000	(5,090,000)
4.03.02	Attributable to Non-Controlling Interests	414,000	(314,000)

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
6.01	Net Cash - Operating Activities	17,307,000	16,427,000
6.01.01	Cash Provided by Operating Activities	23,877,000	22,492,000
6.01.01.01	Net Income (loss) for the Period	(381,000)	4,528,000
6.01.01.02	Actuarial Expense with Pension and Medical Benefits	2,005,000	1,684,000
6.01.01.03	Share of Profit of Equity-Accounted Investments	(388,000)	(173,000)
6.01.01.04	Depreciation, Depletion and Amortization	12,649,000	8,516,000
6.01.01.05	Impairment Charges on Property, Plant and Equipment and Other Assets	294,000	3,000
6.01.01.06	Exploration Expenditures Written Off	579,000	576,000
6.01.01.07	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	102,000	(404,000)
6.01.01.08	Foreign Exchange Variation, Indexation and Finance Charges	8,751,000	6,294,000
6.01.01.09	Deferred Income Taxes, Net	(1,413,000)	2,044,000
6.01.01.11	Allowance for Impairment of Trade Receivables	503,000	(863,000)
6.01.01.12	Inventory Write-Down to Net Realizable Value (Market Value)	1,176,000	287,000
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(6,570,000)	(6,065,000)
6.01.02.01	Trade and Other Receivables	3,584,000	73,000
6.01.02.02	Inventories	(1,673,000)	(1,024,000)
6.01.02.03	Judicial Deposits	(383,000)	(438,000)
6.01.02.04	Other Assets	(788,000)	(2,480,000)
6.01.02.05	Trade Payables	(3,775,000)	(2,275,000)
6.01.02.06	Taxes Payables	(2,220,000)	944,000
6.01.02.07	Pension and Medical Benefits	(438,000)	(415,000)
6.01.02.08	Income Tax and Social Contribution Paid	(271,000)	(621,000)
6.01.02.09	Other Liabilities	(606,000)	171,000
6.02	Net Cash - Investing Activities	(14,518,000)	(21,331,000)
6.02.01	Capital Expenditures	(14,673,000)	(17,508,000)
6.02.02	Additions to Investments	(268,000)	(181,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	11,000	516,000
6.02.04	Investments in Marketable Securities	397,000	(4,167,000)
6.02.05	Dividends Received	15,000	9,000
6.03	Net Cash - Financing Activities	(17,359,000)	(9,910,000)
6.03.01	Non-Controlling Interest	146,000	396,000
6.03.02	Proceeds from Long-Term Financing	7,215,000	3,735,000
6.03.03	Repayment of Principal	(17,098,000)	(8,441,000)
6.03.04	Repayment of Interest	(7,622,000)	(5,600,000)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,497,000)	5,025,000
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(20,067,000)	(9,789,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	97,845,000	44,239,000
6.05.02	Cash and Cash equivalents at the End of the Period	77,778,000	34,450,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	−	16,000	−	3,000	(3,000)	16,000	104,000	120,000
5.04.06	Dividends	−	−	−	−	−	−	(5,000)	(5,000)
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000	109,000	125,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(1,246,000)	9,165,000	7,919,000	414,000	8,333,000
5.05.01	Net Income for the Period	−	−	−	(1,246,000)	−	(1,246,000)	865,000	(381,000)
5.05.02	Other Comprehensive Income	−	−	−	−	9,165,000	9,165,000	(451,000)	8,714,000
5.07	Balance at the End of the Period	205,432,000	37,000	92,612,000	(1,243,000)	(34,172,000)	262,666,000	3,717,000	266,383,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 03/31/2015

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.03	Adjusted Opening Balance	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−	394,000	394,000
5.04.08	Change in Interest in Subsidiaries	−	−	−	−	−	−	394,000	394,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,330,000	(10,420,000)	(5,090,000)	(314,000)	(5,404,000)
5.05.01	Net Income for the Period	−	−	−	5,330,000	−	5,330,000	(802,000)	4,528,000
5.05.02	Other Comprehensive Income	−	−	−	−	(10,420,000)	(10,420,000)	488,000	(9,932,000)
5.07	Balance at the End of the Period	205,432,000	(646,000)	127,438,000	5,333,000	(33,799,000)	303,758,000	1,954,000	305,712,000

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 03/31/2016	Accumulated of the Previous Year 01/01/2015 to 03/31/2015
7.01	Sales Revenues	105,598,000	114,592,000
7.01.01	Sales of Goods and Services	89,895,000	93,065,000
7.01.02	Other Revenues	2,495,000	3,471,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	13,711,000	17,193,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(503,000)	863,000
7.02	Inputs Acquired from Third Parties	(42,179,000)	(51,993,000)
7.02.01	Cost of Sales	(18,161,000)	(24,987,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(17,620,000)	(22,621,000)
7.02.03	Impairment Charges / Reversals of Assets	(294,000)	(3,000)
7.02.04	Others	(6,104,000)	(4,382,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(4,928,000)	(4,095,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value (Market Value)	(1,176,000)	(287,000)
7.03	Gross Added Value	63,419,000	62,599,000
7.04	Retentions	(12,649,000)	(8,516,000)
7.04.01	Depreciation, Amortization and Depletion	(12,649,000)	(8,516,000)
7.05	Net Added Value Produced	50,770,000	54,083,000
7.06	Transferred Added Value	1,353,000	988,000
7.06.01	Share of Profit of Equity-Accounted Investments	388,000	173,000
7.06.02	Finance Income	886,000	734,000
7.06.03	Others	79,000	81,000
7.07	Total Added Value to be Distributed	52,123,000	55,071,000
7.08	Distribution of Added Value	52,123,000	55,071,000
7.08.01	Employee Compensation	7,609,000	7,754,000
7.08.01.01	Salaries	4,653,000	5,082,000
7.08.01.02	Fringe Benefits	2,599,000	2,329,000
7.08.01.03	Unemployment Benefits (FGTS)	357,000	343,000
7.08.02	Taxes and Contributions	25,342,000	28,974,000
7.08.02.01	Federal	12,223,000	16,318,000
7.08.02.02	State	12,912,000	12,476,000
7.08.02.03	Municipal	207,000	180,000
7.08.03	Return on Third-Party Capital	19,553,000	13,815,000
7.08.03.01	Interest	11,055,000	7,803,000
7.08.03.02	Rental Expenses	8,498,000	6,012,000
7.08.04	Return on Shareholders' Equity	(381,000)	4,528,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(1,246,000)	5,330,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	865,000	(802,000)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported in notes to the Company’s financial statements, and presents the consolidated information, considering Management’s understanding that the consolidated financial information provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. Hence, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

The Company’s Board of Directors in a meeting held on May 12, 2016 authorized the issuance of these consolidated interim financial information.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended March 31, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the aforementioned write-off. Notwithstanding this belief, the Company will continuously monitor the investigations for additional information and to identify any necessary adjustment based on existing information.

As of March 31, 2016, the Company has recovered R$ 230, which was received and recognized as other income (amounts recovered – “overpayments incorrectly capitalized”) in May and August of 2015. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2016.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	03.31.2016	12.31.2015
Cash at bank and in hand	2,588	3,157
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	4,673	3,599
Other investment funds	10	42
	4,683	3,641
- Abroad
Time deposits	45,371	51,842
Automatic investing accounts and interest checking accounts	19,953	34,471
Other financial investments	5,183	4,734
	70,507	91,047
Total short-term financial investments	75,190	94,688
Total cash and cash equivalents	77,778	97,845

Short-term financial investments in Brazil comprise Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities

	Consolidated
	03.31.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	2,743	−	2,743	3,042	−	3,042
Available-for-sale securities	21	−	21	21	5	26
Held-to-maturity securities	265	48	313	271	50	321
	3,029	48	3,077	3,334	55	3,389
Current	2,725	4	2,729	3,042	5	3,047
Non-current	304	44	348	292	50	342

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are, mostly, classified as current assets due to their maturity or the expectation of their realization in the short term.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.             Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	03.31.2016	12.31.2015
Trade receivables
Third parties	24,661	28,358
Related parties
Investees (note 18.5)	1,829	2,085
Receivables from the electricity sector (note 7.4)	13,598	13,335
Petroleum and alcohol accounts - receivables from Federal Government	861	857
Other receivables	6,413	6,625
	47,362	51,260
Allowance for impairment of trade receivables	(14,656)	(14,274)
	32,706	36,986
Current	18,865	22,659
Non-current	13,841	14,327

7.2.       Trade receivables overdue - Third parties

	Consolidated
	03.31.2016	12.31.2015
Up to 3 months	1,837	1,229
From 3 to 6 months	487	701
From 6 to 12 months	2,672	3,135
More than 12 months	7,183	6,775
	12,179	11,840

7.3.       Changes in the allowance for impairment of trade receivables

	Consolidated
	03.31.2016	12.31.2015
Opening balance	14,274	8,956
Additions	816	7,133
Write-offs	−	(41)
Reversals	(227)	(2,476)
Cumulative translation adjustment	(207)	702
Closing balance	14,656	14,274
Current	6,660	6,599
Non-current	7,996	7,675

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
				Allowance for impairment of trade receivables
	As of 12.31.2015	Sales	Amounts received	Recognition	Reversals	Inflation indexation	As of 03.31.2016
Related parties (Eletrobras Group)
Amazonas Distribuidora de Energia - AME	7,793	461	(450)	(386)	65	239	7,722
Centrais Elétricas do Norte	4	4	(8)	−	−	−	−
Centrais Elétricas de Rondônia	1,111	104	(119)	−	−	36	1,132
Others	298	107	(126)	(11)	11	15	294
Trade receivables, net - Eletrobras Group	9,206	676	(703)	(397)	76	290	9,148
Third parties
Cigás	558	562	(359)	(153)	−	−	608
Centrais Elétricas do Pará	101	152	(183)	(70)	−	−	−
Cia de Eletricidade do Amapá	35	14	(61)	(24)	14	27	5
Cia de Energia de Pernambuco-CELPE	8	55	(63)	−	−	−	−
Others	24	82	(116)	−	10	−	−
Trade receivables, net - Third parties	726	865	(782)	(247)	24	27	613
Trade receivables, net - Total	9,932	1,541	(1,485)	(644)	100	317	9,761

Trade receivables - Eletrobras Group	13,335	676	(703)	−	−	290	13,598
(-) Allowance for impairment of trade receivables	(4,129)	−	−	(397)	76	−	(4,450)
Trade receivables, net - Eletrobras Group	9,206	676	(703)	(397)	76	290	9,148
Trade receivables - Third parties	3,018	865	(782)	−	−	27	3,128
(-) Allowance for impairment of trade receivables	(2,292)	−	−	(247)	24	−	(2,515)
Trade receivables, net - Third parties	726	865	(782)	(247)	24	27	613
Trade receivables - Total	16,353	1,541	(1,485)	−	−	317	16,726
(-) Allowance for impairment of trade receivables	(6,421)	−	−	(644)	100	−	(6,965)
Trade receivables, net - Total	9,932	1,541	(1,485)	(644)	100	317	9,761

As of March 31, 2016, R$ 8,465 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was R$ 9,761 as of March 31, 2016 (R$ 9,932 as of December 31, 2015).

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay for the products supplied by Petrobras.

In 2012, a new legislation (Provisional Measure 579 of September 11, 2012, revoked by the Law 12.783/2013) significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued. As of May 7, 2015, R$ 7,380 (R$ 6,084 as of December 31, 2014) had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC. This amount due under the debt acknowledgement agreement was not overdue as of March 31, 2016.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In early 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has resulted in increases in the tariffs charged to end-customers from in the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Despite the increase in amount of electricity tariffs to end-users of electricity distributors in order to provide financial stability to these companies, the recovery flow of CCC funds has occurred slowly, delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers to the Company.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, therefore, the insolvency of these receivables increased and these receivables continue to be delinquent.

In 2015, the Company charged R$ 1,876 as allowance for impairment of trade receivables (net of reversals) due to frustrated negotiations to enter into additional debt acknowledgement agreements and new pledges of receivables from the CDE.

In the first quarter of 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of R$ 544, mainly related to a legal enforcement for suppling products. For the same period of 2015, the Company recognized a reversal of allowance for impairment of trade receivables of R$ 1.295, due to the pledge of receivables the CCC had from the CDE.

Accordingly, the following measures concerning overdue receivables with respect to natural gas supplied were adopted: (i) partial suspension of future supplies, (ii) lawsuits filed by the Company to collect the receivables; and (iii) formal notice to ANEEL requesting a status of delinquent company for AME.

Additional collaterals have been negotiated aiming at a lower default by the Eletrobras Group to the Company with respect to the receivables from the isolated electricity system in the northern region of Brazil.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	03.31.2016	03.31.2015
Crude oil	9,940	11,305
Oil products	10,507	8,613
Intermediate products	2,259	2,390
Natural gas and LNG (*)	374	989
Biofuels	796	616
Fertilizers	171	239
	24,047	24,152
Materials, supplies and others	5,118	4,967
	29,165	29,119
Current	29,098	29,057
Non-current	67	62

(*) Liquid Natural Gas

Inventories are presented net of a R$ 240 allowance reducing inventories to net realizable value (R$ 607 as of December 31, 2015), mainly due to the decrease in international prices of crude oil and oil products. In the first quarter of 2016 the Company recognized as cost of sales a R$ 1,176 allowance charge reducing inventories to net realizable value (R$ 287 in the first quarter of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,539 (R$ 6,711 as of December 31, 2015), as set out in note 21.1.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.            Assets classified as held for sale

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of a 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (R$ 527) and to provision for decommissioning costs (R$ 493) in the first quarter of 2016.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized an impairment loss as set out in note 13.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.        Investments

10.1.   Changes in investments (Parent Company)

	Balance at 12.31.2015	Investments	Capital transactions	Share of results of investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Restructuring, capital decrease and others	Balance at 03.31.2016
Subsidiaries
PNBV	76,324	−	20	1,652	(7,100)	−	−	−	70,896
BR Distribuidora	9,703	−	−	(213)	−	−	−	−	9,490
Transpetro	5,095	−	−	236	(157)	−	−	−	5,174
TAG	2,832	−	−	722	−	1,596	−	−	5,150
PIB BV	6,491	−	−	(1,924)	(682)	−	−	−	3,885
PB-LOG	3,093	−	−	151	−	−	−	−	3,244
PBIO	1,124	635	−	(60)	(56)	151	−	−	1,794
Logigás	1,100	−	−	135	−	−	(24)	−	1,211
Liquigás	1,051	−	−	45	−	−	−	−	1,096
Gaspetro	950	−	−	(10)	−	−	(21)	31	950
Araucária Nitrogenados	842	−	−	(14)	−	−	−	−	828
Termomacaé Ltda.	717	−	−	12	−	−	−	−	729
Breitener	609	−	−	(3)	−	−	−	−	606
Termobahia	479	−	−	31	−	−	−	−	510
Citepe	562	−	−	(61)	−	−	−	−	501
Other subsidiaries	574	−	−	(43)	−	−	−	−	531
Joint operations	223	−	−	15	−	−	−	−	238
Joint ventures	280	−	−	24	−	(10)	(2)	−	292
Associates
Braskem	3,142	−	−	274	(50)	607	−	−	3,973
Other associates	325	−	−	17	−	−	−	−	342
Subsidiaries, joint operations/joint ventures and associates	115,516	635	20	986	(8,045)	2,344	(47)	31	111,440
Other investments	20	−	−	−		−	−	−	20
Total investments	115,536	635	20	986	(8,045)	2,344	(47)	31	111,460
Provision for losses in subsidiaries				15	19	−
Equity in earnings of investments and other comprehensive income				1,001	(8,026)	2,344
(*) Includes unrealized profits from transactions between companies.

10.2.   Changes in investments (Consolidated)

	Balance at 12.31.2015	Investments	Share of profits of investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Restructuring, capital decrease and others	Balance at 03.31.2016
Petrobras Oil & Gas B.V. - PO&G	6,031	−	(103)	(524)	−	−	−	5,404
Braskem	3,142	−	274	(50)	607	−	−	3,973
State-controlled natural gas distributors	980	−	7	−	−	−	5	992
Investees in Venezuela	851	−	−	(75)	−	−	−	776
Guarani S.A.	759	284	19	(56)	147	−	(94)	1,059
Nova Fronteira Bionergia	465	−	33	−	−	−	−	498
Other petrochemical investees	176	−	10	−	−	−	−	186
Compañia Mega S.A. - MEGA	174	−	30	(24)	−	−	−	180
Compañia de Inversiones de Energia S.A. - CIESA	170	−	(5)	(27)	−	(5)	−	133
UEG Araucária	169	−	(3)	−	−	−	−	166
Other associates	810	−	126	(100)	(6)	(26)	−	804
Other investees	45	−	−	1	−	−	(1)	45
Total	13,772	284	388	(855)	748	(31)	(90)	14,216

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	03.31.2016	12.31.2015	Type	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.32	2.38	3,148	3,229
						3,148	3,229

Associate
Braskem S.A.	212,427	212,427	Common	20.50	15.91	4,355	3,380
Braskem S.A.	75,762	75,762	Preferred A	23.41	27.62	1,774	2,093
						6,129	5,473

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of March 31, 2016, the quoted market value of the Company’s investment was R$ 6,129, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2015, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2015	21,341	260,297	140,627	158,725	580,990	437,150
Additions	657	4,396	60,263	1,745	67,061	50,464
Additions to / review of estimates of decommissioning costs	−	−	−	15,932	15,932	16,511
Capitalized borrowing costs	−	−	5,842	−	5,842	4,767
Write-offs	(27)	(192)	(6,184)	(1,455)	(7,858)	(5,994)
Transfers	4,006	28,814	(54,132)	27,668	6,356	664
Depreciation, amortization and depletion	(1,528)	(21,241)	−	(15,296)	(38,065)	(27,642)
Impairment recognition	(928)	(14,981)	(11,489)	(20,324)	(47,722)	(33,597)
Impairment reversal	1	42	21	90	154	116
Cumulative translation adjustment	299	31,404	11,913	3,525	47,141	−
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Cost	33,561	438,533	146,861	262,480	881,435	617,596
Accumulated depreciation, amortization and depletion	(9,740)	(149,994)	−	(91,870)	(251,604)	(175,157)
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Additions	2	947	11,725	272	12,946	9,331
Additions to / review of estimates of decommissioning costs	−	−	−	22	22	−
Capitalized borrowing costs	8	−	1,465	−	1,473	1,109
Write-offs	(4)	(15)	(680)	(44)	(743)	(686)
Transfers	1,231	7,459	(13,258)	6,380	1,812	663
Depreciation, amortization and depletion	(350)	(6,511)	−	(5,650)	(12,511)	(9,436)
Impairment recognition	−	(28)	−	(313)	(341)	(341)
Impairment reversal	−	24	−	−	24	−
Cumulative translation adjustment	(111)	(8,186)	(3,813)	(1,179)	(13,289)	−
Balance at March 31, 2016	24,597	282,229	142,300	170,098	619,224	443,079
Cost	34,574	434,234	142,300	266,643	877,751	628,077
Accumulated depreciation, amortization and depletion	(9,977)	(152,005)	−	(96,545)	(258,527)	(184,998)
Balance at March 31, 2016	24,597	282,229	142,300	170,098	619,224	443,079

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

As of March 31, 2016, the consolidated and the parent company’s property, plant and equipment include assets under finance leases of R$ 188 and R$ 9,125, respectively (R$ 189 and R$ 9,248 at December 31, 2015).

11.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras, the Brazilian Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in six blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions.

The agreement establishes that the review procedures, which must be based on independent technical appraisal reports, will commence immediately after the declaration of commerciality for each area. Currently, after the declarations of commerciality of the six blocks, all the Assignment Agreement areas were included in the review procedures. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in modifications to: (i) local content requirements and commitments; (ii) total volume (in barrels of oil) to be produced; (iii) term of the agreement; and (iv) the minimum percentages of local content.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Currently, the Assignment Agreement is being reviewed, including the preparation of the independent technical appraisal reports and related discussions with the Brazilian Federal Government. The Company will make the respective adjustments to the purchase prices of the rights according to the conclusion of the review.

As of March 31, 2016 and December 31, 2015, the Company’s property, plant and equipment include R$ 74,808 related to the Assignment Agreement.

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2015	9,542	315	1,148	971	11,976	9,108
Addition	59	73	259	−	391	299
Capitalized borrowing costs	−	−	18	−	18	18
Write-offs	(589)	−	(7)	−	(596)	(169)
Transfers	273	21	36	−	330	273
Amortization	(75)	(109)	(325)	−	(509)	(396)
Impairment recognition	(98)	−	−	−	(98)	−
Cumulative translation adjustment	404	8	2	146	560	−
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Cost	10,526	1,699	3,762	1,117	17,104	12,442
Accumulated amortization	(1,010)	(1,391)	(2,631)	−	(5,032)	(3,309)
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Addition	9	14	48	−	71	53
Capitalized borrowing costs	−	−	3	−	3	3
Write-offs	(3)	−	(2)	−	(5)	(2)
Transfers	−	2	2	−	4	−
Amortization	(21)	(29)	(88)	−	(138)	(103)
Cumulative translation adjustment	(103)	(2)	(2)	(40)	(147)	−
Balance at March 31, 2016	9,398	293	1,092	1,077	11,860	9,084
Cost	10,397	1,701	3,818	1,077	16,993	12,491
Accumulated amortization	(999)	(1,408)	(2,726)	−	(5,133)	(3,407)
Balance at March 31, 2016	9,398	293	1,092	1,077	11,860	9,084

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable.

In the first quarter of 2016, impairment losses (net of reversals) were recognized as other expenses, net, in the amount of R$ 294, mainly due to the termination of the sale contract of Bijupirá and Salema fields on February 26, 2016. Assets and liabilities related to the CGU Bijupirá and Salema Group (previously classified as assets held for sale) were reclassified and the Company reassessed the recoverable amount of this group based on the value in use of its producing fields, considering the assumptions described in note 14 of the Company’s financial statements for the year ended December 31, 2015. Accordingly, an impairment charge of R$ 317 was recognized.

14.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2016	12.31.2015
Property, plant and equipment
Opening Balance	20,310	18,594
Additions to capitalized costs pending determination of proved reserves	1,070	7,310
Capitalized exploratory costs charged to expense	(527)	(2,874)
Transfers upon recognition of proved reserves	(409)	(3,423)
Cumulative translation adjustment	(115)	703
Closing Balance	20,329	20,310
Intangible Assets	7,920	7,996
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	28,249	28,306

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Mar/2016	Jan-Mar/2015
Geological and geophysical expenses	314	400
Exploration expenditures written off (includes dry wells and signature bonuses)	579	576
Other exploration expenses	254	7
Total expenses	1,147	983

Cash used in:
Operating activities	568	343
Investment activities	1,143	2,506
Total cash used	1,711	2,849

15.        Trade payables

	Consolidated
	03.31.2016	12.31.2015
Third parties in Brazil	10,263	13,005
Third parties abroad	8,718	10,020
Related parties	1,774	1,888
Balance on current liabilities	20,755	24,913

16.             Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The Company has covenants that were not in default on March, 31 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company has also covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	−	482	−	−	482
Additions (new funding obtained)	−	15,962	3,510	−	19,472
Interest incurred during the period	−	951	1	−	952
Foreign exchange/inflation indexation charges	−	9,662	257	7	9,926
Transfer from long-term to short-term	−	(8,416)	(490)	(13)	(8,919)
Balance as of December 31, 2015	−	96,436	6,734	68	103,238
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	4,772	33,669	62,702	607	101,750
Additions (new funding obtained)	501	18,285	6,283	−	25,069
Interest incurred during the period	13	110	161	26	310
Foreign exchange/inflation indexation charges	1,439	4,112	(3,350)	181	2,382
Transfer from long-term to short-term	(2,517)	(14,671)	(18,098)	(147)	(35,433)
Balance as of December 31, 2015	18,138	120,919	190,628	2,390	332,075
Total Balance as of December 31, 2015	18,138	217,355	197,362	2,458	435,313

Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	−	(168)	−	−	(168)
Additions (new funding obtained)	−	382	−	−	382
Interest incurred during the period	−	252	−	−	252
Foreign exchange/inflation indexation charges	−	(3,067)	77	2	(2,988)
Transfer from long-term to short-term	−	(2,222)	(140)	(8)	(2,370)
Balance as of March 31, 2016	−	91,613	6,671	62	98,346
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(1,190)	(9,376)	(15,711)	(161)	(26,438)
Additions (new funding obtained)	−	3,926	−	−	3,926
Interest incurred during the period	4	16	39	8	67
Foreign exchange/inflation indexation charges	(360)	(1,462)	1,114	(46)	(754)
Transfer from long-term to short-term	(810)	(546)	(18,072)	(54)	(19,482)
Balance as of March 31, 2016	15,782	113,477	157,998	2,137	289,394
Total Balance as of March 31, 2016	15,782	205,090	164,669	2,199	387,740

	Consolidated
Current	03.31.2016	12.31.2015
Short-term debt	4,982	5,946
Current portion of long-term debt	51,901	44,907
Accrued interest	5,193	6,481
	62,076	57,334

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	9,430	6,968	7,949	13,323	18,714	24,702	81,086	68,466
Floating rate debt	7,992	5,079	6,438	11,892	17,347	18,195	66,943
Fixed rate debt	1,438	1,889	1,511	1,431	1,367	6,507	14,143
Average interest rate	14.0%	14.9%	13.2%	12.2%	10.7%	10.4%	11.9%

Financing in U.S. Dollars (US$):	33,141	37,979	31,825	55,670	33,955	102,075	294,645	247,865
Floating rate debt	24,276	24,708	23,339	38,353	19,779	31,554	162,009
Fixed rate debt	8,865	13,271	8,486	17,317	14,176	70,521	132,636
Average interest rate	3.5%	4.1%	3.8%	4.0%	4.3%	5.8%	4.6%

Financing in R$ indexed to US$:	1,493	2,508	2,503	2,494	2,494	19,299	30,791	27,004
Floating rate debt	53	68	68	68	68	126	451
Fixed rate debt	1,440	2,440	2,435	2,426	2,426	19,173	30,340
Average interest rate	7.2%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%

Financing in Pound Sterling (£):	170	−	−	−	−	8,778	8,948	6,123
Fixed rate debt	170	−	−	−	−	8,778	8,948
Average interest rate	5.8%	−	−	−	−	6.1%	6.1%

Financing in Japanese Yen (¥):	2,340	359	1	−	−	−	2,700	2,653
Floating rate debt	655	325	−	−	−	−	980
Fixed rate debt	1,685	34	1	−	−	−	1,720
Average interest rate	1.0%	0.5%	1.3%	−	−	−	0.9%

Financing in Euro (€):	297	44	11,158	5,294	793	14,030	31,616	26,261
Floating rate debt	43	42	42	42	634	−	803
Fixed rate debt	254	2	11,116	5,252	159	14,030	30,813
Average interest rate	2.9%	1.7%	3.8%	3.9%	4.1%	4.4%	4.0%

Financing in other currencies:	6	24	−	−	−	−	30	30
Fixed rate debt	6	24	−	−	−	−	30
Average interest rate	15.3%	14.0%	−	−	−	−	14.3%

Total as of March 31, 2016	46,877	47,882	53,436	76,781	55,956	168,884	449,816	378,402
Average interest rate	5.6%	5.8%	5.3%	5.5%	6.6%	6.5%	6.0%

Total as of December 31, 2015	57,333	44,505	62,827	88,231	60,670	179,081	492,647	385,017
Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

* The average maturity of outstanding debt as of March 31, 2016 is 7.04 years (7.14 years as of December 31, 2015).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to R$ 156,312, as of March 31, 2016. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2), amounting to R$ 222,090, as of March 31, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2016, the capitalization rate was 5.26% p.a. (4.89% p.a. in the first quarter of 2015).

16.3.   Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	238	262
Total				2,000	238	1,762

In Brazil
Petrobras	BNDES	12/17/2012	5/30/2016	2,199	1,750	449
Petrobras	BNDES	7/31/2013	7/15/2016	502	451	51
Petrobras	FINEP	4/16/2014	12/26/2017	255	177	78
PNBV	BNDES	9/3/2013	3/26/2018	9,878	1,832	8,046
Transpetro	BNDES	1/31/2007	Not defined	5,129	576	4,553
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	354	159	195
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	349	−	349
Total				18,666	4,945	13,721

16.4.   Collateral

The financial institutions that have provided financing to the Company usually do not require Petrobras to provide collateral related to loans, however, certain capital market funding instruments are collateralized.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	541	(344)	197	52	(20)	32
2017 - 2020	2,704	(1,553)	1,151	155	(76)	79
2021 and thereafter	5,465	(1,560)	3,905	700	(612)	88
As of March 31, 2016	8,710	(3,457)	5,253	907	(708)	199
Current			257			50
Non-current			4,996			149
As of March 31, 2016			5,253			199
Current			256			48
Non-current			5,441			154
As of December 31, 2015			5,697			202

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated
2016	33,898
2017 - 2020	120,358
2021 and thereafter	202,090
As of March 31, 2016	356,346

As of December 31, 2015	387,332

As of March 31, 2016, the balance of estimated future minimum lease payments under operating leases includes R$ 199,718 in the Consolidated (R$ 236,739 on December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the first quarter of 2016, the Company recognized expenditures of R$ 8,074 (R$ 10,254 in the first quarter of 2015) for operating leases installments.

18.        Related-party transactions

18.1.   Commercial and other transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.1.  By transaction (parent company)

	03.31.2016			12.31.2015
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	6,843	−	6,843	8,916	−	8,916
Dividends receivable	1,064	−	1,064	1,595	−	1,595
Intercompany loans	−	251	251	−	266	266
Capital increase (advance)	−	1,224	1,224	−	1,364	1,364
Amounts related to construction of natural gas pipeline	−	1,068	1,068	−	1,050	1,050
Finance leases	62	893	955	61	873	934
Other operations	572	461	1,033	637	414	1,051
	8,541	3,897	12,438	11,209	3,967	15,176

Liabilities
Finance leases	(1,129)	(5,293)	(6,422)	(1,568)	(5,354)	(6,922)
Intercompany loans	−	(39,551)	(39,551)	−	(51,465)	(51,465)
Prepayment of exports	(18,580)	(102,588)	(121,168)	(18,346)	(109,607)	(127,953)
Accounts payable to suppliers	(13,566)	−	(13,566)	(13,541)	−	(13,541)
Purchases of crude oil, oil products and others	(7,214)	−	(7,214)	(7,251)	−	(7,251)
Affreightment of platforms	(5,758)	−	(5,758)	(5,778)	−	(5,778)
Advances from clients	(594)	−	(594)	(512)	−	(512)
Other operations	−	(80)	(80)	−	(99)	(99)
	(33,275)	(147,512)	(180,787)	(33,455)	(166,525)	(199,980)

Profit or Loss					Jan-Mar/2016	Jan-Mar/2015
Revenues, mainly sales revenues					30,869	35,546
Foreign exchange and inflation indexation charges					(1,940)	(4,095)
Financial income (expenses), net					(2,884)	(967)
					26,045	30,484

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.1.2.  By company (parent company)

	Income (expense)		03.31.2016			12.31.2015	03.31.2016			12.31.2015
	Jan-Mar/2016	Jan-Mar/2015	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	19,922	22,813	2,011	−	2,011	2,608	(271)	−	(271)	(282)
Gaspetro	1,899	2,919	800	97	897	1,074	(265)	−	(265)	(307)
PNBV	1,001	152	1,861	31	1,892	2,236	(7,811)	−	(7,811)	(7,632)
Transpetro	219	197	428	213	641	786	(1,146)	−	(1,146)	(1,125)
PIB-BV Holanda	(96)	150	1,844	126	1,970	2,287	(19,897)	(142,140)	(162,037)	(180,718)
Fundo de Investimento Imobiliário	(88)	(67)	73	−	73	158	(225)	(1,681)	(1,906)	(1,830)
Thermoelectrics	(71)	(50)	14	321	335	455	(123)	(1,007)	(1,130)	(1,127)
Logigas	(66)	−	50	1,068	1,118	1,078	(494)	−	(494)	(445)
TAG	15	107	196	893	1,089	1,075	(1,618)	−	(1,618)	(1,990)
Petroquimica Suape	−	−	30	400	430	290	(1)	−	(1)	(1)
CITEPE	−	−	103	537	640	577	−	−	−	−
Other subsidiaries	848	1,532	522	206	728	1,921	(614)	−	(614)	(966)
	23,583	27,753	7,932	3,892	11,824	14,545	(32,465)	(144,828)	(177,293)	(196,423)
Structured Entities
CDMPI	(52)	(15)	−	−	−	−	(324)	(1,900)	(2,224)	(2,172)
PDET Off Shore	(28)	(15)	−	−	−	−	(303)	(704)	(1,007)	(1,161)
	(80)	(30)	−	−	−	−	(627)	(2,604)	(3,231)	(3,333)
Associates
Companies from the petrochemical sector	2,538	2,769	561	−	561	559	(135)	(80)	(215)	(172)
Other associates	4	(8)	48	5	53	72	(48)	−	(48)	(52)
	2,542	2,761	609	5	614	631	(183)	(80)	(263)	(224)
	26,045	30,484	8,541	3,897	12,438	15,176	(33,275)	(147,512)	(180,787)	(199,980)
(*) Includes its subsidiaries and joint ventures.

18.1.3.  Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Up to 5%	−	−	−	(5,623)
From 5.01% to 7%	80	81	(39,551)	(45,842)
From 7.01% to 9%	115	128	−	−
More than 9.01%	56	57	−	−
	251	266	(39,551)	(51,465)

18.2.   Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP (FIDC-NP and FIDC-P, as of December 31, 2015), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP and FIDC-P are recognized as marketable securities.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	03.31.2016	12.31.2015
Marketable securities	4,642	7,812
Assignments of non-performing receivables	(17,658)	(20,779)

	Jan-Mar/2016	Jan-Mar/2015
Finance income FIDC P and NP	257	155
Finance expense FIDC P and NP	(613)	(416)
Net finance income (expense)	(356)	(261)

18.3.   Collateral Granted

Petrobras collateralizes certain financial transactions carried out by its foreign subsidiaries.

Petrobras, based on contractual clauses that support the financial transactions between foreign subsidiaries and third parties, collateralizes the payment of debt service in the event that a subsidiary defaults on a financing agreement.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The outstanding balances of financial transactions carried out by these subsidiaries and collateralized by Petrobras are  set out below:

	03.31.2016						12.31.2015
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2016	13,423	1,779	3,506	−	548	19,256	29,089
2017	16,905	−	2,176	−	1,170	20,251	22,132
2018	19,429	8,897	10,807	−	2,324	41,457	45,479
2019	27,513	20,998	8,577	−	658	57,746	63,241
2020	16,789	18,969	2,139	−	7,285	45,182	48,680
2021	21,725	−	890	−	5,862	28,477	30,753
2022 and thereafter	73,626	31,824	8,725	16,139	4,407	134,721	148,579
	189,410	82,467	36,820	16,139	22,254	347,090	387,953
(*) Petrobras Global Finance B.V., subsidiary of PIBBV.
(**) Petrobras Global Trading B.V., subsidiary of PIBBV.

18.4.   Investment in an investment fund by subsidiaries abroad

As of March 31, 2016, a subsidiary of PIB BV had R$ 14,442 (R$ 15,623 as of December 31, 2015) invested in an investment fund abroad that held debt securities of Petrobras, of TAG (a subsidiary of Petrobras) and its subsidiaries, and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53).

18.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Mar/ 2016			Jan-Mar/ 2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,835	794	229	2,739	996	281
Petrochemical companies	2,501	565	216	2,785	565	174
Other associates and joint ventures	614	470	1,640	591	524	1,768
	4,950	1,829	2,085	6,115	2,085	2,223

Government entities
Government bonds	132	3,612	−	363	4,352	−
Banks controlled by the Federal Government	(2,933)	10,424	91,760	(3,775)	10,181	95,034
Receivables from the Electricity sector (note 7.4)	966	13,598	−	1,509	13,335	−
Petroleum and alcohol account - receivables from Federal government	4	861	−	2	857	−
Others	249	1,325	845	38	1,190	1,230
	(1,582)	29,820	92,605	(1,863)	29,915	96,264
Pension plans	−	241	202	−	141	431
	3,368	31,890	94,892	4,252	32,141	98,918

Revenues, mainly sales revenues	5,829			7,626
Foreign exchange and inflation indexation charges, net	(466)			(2,229)
Finance income (expenses), net	(1,995)			(1,145)
Current assets		7,930			8,806
Non-current assets		23,960			23,335
Current liabilities			13,320			12,683
Non-current liabilities			81,572			86,235
	3,368	31,890	94,892	4,252	32,141	98,918

18.6.   Compensation of employees and officers

The total compensation of Petrobras’ (Parent Company) key management is set out as follows:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	3.5	0.4	3.9	4.1	0.2	4.3
Social security and other employee-related taxes	1.0	0.1	1.1	1.1	0.1	1.2
Post-employment benefits (pension plan)	0.4	−	0.4	0.2	−	0.2
Total compensation recognized in the statement of income	4.9	0.5	5.4	5.4	0.3	5.7
Total compensation paid	4.9	0.5	5.4	5.4	0.3	5.7
Average number of members in the period (*)	8	15	23	8	10	18
Average number of paid members in the period (**)	8	12	20	8	9	17

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2016 the board members and officers of the Petrobras group received R$ 17.9 as compensation (R$ 15.8 in the first quarter of 2015).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

In the first quarter of 2016, the alternates of Board members which are also members of these committees received the amount of R$ 39 thousand as compensation (R$ 47 thousand including related charges).

19.        Provision for decommissioning costs

Non-current liabilities	03.31.2016	12.31.2015
Opening balance	35,728	21,958
Adjustment to provision (*)	516	16,812
Payments made	(1,113)	(4,149)
Interest accrued	571	753
Others	(98)	354
Closing balance	35,604	35,728
(*) Includes R$ 493 related to assets previously classified as held for sale as of March 31, 2016.

20.        Taxes

20.1.   Income taxes and other taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Taxes in Brazil	3,714	3,743	943	242
Taxes abroad	86	96	182	168
	3,800	3,839	1,125	410

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Taxes In Brazil:
Current / Deferred ICMS (VAT)	3,165	3,151	2,383	2,364	3,863	4,081	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	2,831	2,913	8,074	7,913	1,093	1,902	−	−
CIDE	94	72	−	−	402	449	−	−
Production Taxes (Special participation / Royalties)	−	−	−	−	1,003	2,428	−	−
Withholding income tax and social contribution	−	−	−	−	1,265	1,698	−	60
REFIS and PRORELIT	−	−	−	−	815	1,068	−	43
Others	554	585	447	718	688	956		−
	6,644	6,721	10,904	10,995	9,129	12,582	−	103
Taxes abroad	168	172	16	22	549	557	−	−
	6,812	6,893	10,920	11,017	9,678	13,139	−	103
(*) The values of other taxes in non-current liabilities are classified in others.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2016, the Company decided to benefit from a State Tax Amnesty Program pursuant to the Decrees 61,625/2015 and 61,788/2016 enacted by the state of São Paulo. As a result of the respective tax settlement, the Company charged to income R$ 51, of which R$ 42 was recognized as other taxes expenses and R$ 9 as finance expenses.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.3.   Deferred income tax and social contribution - non-current

The changes in the deferred income tax and social contribution are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2015	(36,249)	(595)	10,155	(1,573)	1,397	15,191	1,302	5,371	(378)	(5,379)
Recognized in the statement of income for the year	(4,061)	5,894	(1,687)	186	1,712	6,789	74	(612)	616	8,911
Recognized in shareholders’ equity	−	−	20,961	−	−	(336)	−	(54)	−	20,571
Cumulative translation adjustment	−	106	2	−	(14)	501	(4)	3	(276)	318
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(1,853)	−	−	−	(1,853)
Others	−	(362)	296	21	(3)	73	7	(27)	11	16
Balance at December 31, 2015	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584
Recognized in the statement of income for the period	1,213	(2,164)	(46)	(157)	343	2,448	(309)	19	66	1,413
Recognized in shareholders’ equity	−	−	(8,470)	−	−	(10)	−	−	−	(8,480)
Cumulative translation adjustment	−	(31)	11	−	5	(97)	−	(11)	(14)	(137)
Others	−	−	9	−	−	−	−	−	5	14
Balance at March 31, 2016	(39,097)	2,848	21,231	(1,523)	3,440	22,706	1,070	4,689	30	15,394

Deferred tax assets										23,490
Deferred tax liabilities										(906)
Balance at December 31, 2015										22,584

Deferred tax assets										16,206
Deferred tax liabilities										(812)
Balance at March 31, 2016										15,394

(*) Mainly includes capitalized borrowing costs and impairment losses of assets.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods which are revised annually. The deferred tax assets will be realized in a ten years perspective, in proportion to the realization of the provisions and the final resolution of future events, both of which are based on Business and Management Plan – BMP assumptions.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Income (loss) before income taxes	(157)	7,551
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	53	(2,567)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	410	659
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(88)	−
Tax incentives	27	14
Tax loss carryforwards (unrecognized tax losses)	(314)	(765)
Non-taxable income (non-deductible expenses), net (**)	(341)	(278)
Others	29	(86)
Income tax and social contribution benefit (expense)	(224)	(3,023)

Deferred income tax and social contribution	1,413	(2,044)
Current income tax and social contribution	(1,637)	(979)
	(224)	(3,023)

Effective tax rate of income tax and social contribution	(142.7)%	40.0%

(*) Relates to Brazilian income taxes on earnings of offshore investees generated during the first quarter of 2016, as established by the 12,973/2014 Law.
(**) Includes results in equity-accounted investments.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2015	20,916	762	23,957	283	45,918
(+) Remeasurement effects recognized in OCI	584	(692)	354	(44)	202
(+) Costs incurred in the year	2,879	207	3,213	89	6,388
(-) Contributions paid	(644)	−	(1,155)	(18)	(1,817)
(-) Payments related to the Term of Financial Commitment (TFC)	(550)	−	−	−	(550)
Others	−	−	−	33	33
Balance at December 31, 2015	23,185	277	26,369	343	50,174
Current	1,438	−	1,111	7	2,556
Non-current	21,747	277	25,258	336	47,618
	23,185	277	26,369	343	50,174
(+) Costs incurred in the period	891	29	1,060	25	2,005
(-) Contributions paid	(155)	−	(271)	(12)	(438)
Others	−	−	−	(30)	(30)
Balance at March 31, 2016	23,921	306	27,158	326	51,711
Current	1,600	−	1,111	6	2,717
Non-current	22,321	306	26,047	320	48,994
	23,921	306	27,158	326	51,711

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	72	19	113	11	215
Net interest cost over net liabilities / (assets)	819	10	947	14	1,790
Net costs for Jan-Mar/2016	891	29	1,060	25	2,005

Related to active employees:
Included in the cost of sales	219	15	242	3	479
Included in operating expenses	114	10	142	21	287
Related to retired employees	558	4	676	1	1,239
Net costs for Jan-Mar/2016	891	29	1,060	25	2,005
Net costs for Jan-Mar/2015	726	62	875	21	1,684

As of March 31, 2016, the Company had pledged crude oil and oil products totaling R$ 6,539, which are been reviewed, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,711 as of December 31, 2015).

In the first quarter of 2016, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 213 (R$ 222 in the first quarter of 2015).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.2.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV 2014), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014, the Company recognized a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

On October 13, 2015, Petrobras Distribuidora S.A. launched a Voluntary Separation Incentive Plan (PIDV BR 2015), aligning the expectations of its employees. The enrollment period ended on December 30, 2015 with 345 employees enrolled.

From November 30, 2015 to December 18, 2015, the Company re-opened the plan for eligible employees, achieving 374 additional enrollees.

As of March 31, 2016, 6,946 and 201 separations were made for voluntary separation of employees who enrolled in the in PIDV 2014 and in PIDV BR 2015, respectively.

Changes in the provision during the first quarter of 2016 are set out as follows:

Consolidated
Balance as of December 31, 2015	777
Revision of provision	1
Separations in the period	(229)
Balance as of March 31, 2016	549
Current	390
Non-current	159

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital

As of March 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the first quarter of 2016, the Company recognized the following charges mainly as a result of an 8.9% appreciation of the Brazilian real against the U.S. dollar:

•         Cumulative translation adjustment of R$ 8,477, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;

•         Foreign exchange variation gains of R$ 16,443 (after taxes and amounts reclassified to the statement of income) recognized in the Company's shareholders' equity during the first quarter of 2016, as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of March 31, 2016 was R$ 41,848 (after taxes), as set out in note 31.2.

22.3.   Earnings (losses) per share

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Net income (loss) attributable to Shareholders of Petrobras	(1,246)	5,330
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings (losses) per common and preferred share (R$ per share)	(0.10)	0.41

23.        Sales revenues

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Gross sales	89,895	93,065
Sales taxes (*)	(19,558)	(18,712)
Sales revenues (**)	70,337	74,353
Diesel	22,802	23,956
Automotive gasoline	14,704	13,363
Jet fuel	2,294	2,579
Liquefied petroleum gas	2,489	2,175
Naphtha	1,521	1,643
Fuel oil (including bunker fuel)	1,131	2,204
Other oil products	2,794	2,624
Subtotal oil products	47,735	48,544
Natural gas	4,023	4,874
Ethanol, nitrogen products and renewables	3,466	2,888
Electricity, services and others	2,768	4,281
Domestic market	57,992	60,587
Exports	5,121	5,683
Sales abroad (***)	7,224	8,083
Foreign market	12,345	13,766
Sales revenues (**)	70,337	74,353

(*) Includes, mainly, CIDE, PIS, COFINS e ICMS.
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, other than exports.

24.        Other expenses, net

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Unscheduled stoppages and pre-operating expenses	(2,051)	(941)
Pension and medical benefits (retirees)	(1,239)	(947)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,146)	(833)
Impairment (losses) / reversals	(294)	(3)
Institutional relations and cultural projects	(238)	(381)
Health, safety and environment	(79)	(71)
Gains / (losses) on disposal/write-offs of assets	(98)	406
Reimbursements from E&P partnership operations	546	141
Others	334	(48)
	(4,265)	(2,677)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

25.        Costs and Expenses by nature

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Raw material and products for resale	(18,161)	(24,987)
Materials, third-party services, freight, rent and other related costs	(15,852)	(14,858)
Depreciation, depletion and amortization	(12,649)	(8,516)
Employee compensation	(7,609)	(7,754)
Production taxes	(2,433)	(4,554)
Unscheduled stoppages and pre-operating expenses	(2,051)	(941)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,146)	(833)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(579)	(576)
Allowance for impairment of trade receivables	(503)	863
Other taxes	(542)	(753)
Impairment (losses) / reversals	(294)	(3)
Institutional relations and cultural projects	(238)	(381)
Health, safety and environment	(79)	(71)
Gains / (losses) on disposal/write-offs of assets	(98)	406
Changes in inventories	45	1,604
	(62,189)	(61,354)

In the Statement of income
Cost of sales	(49,329)	(51,943)
Selling expenses	(3,751)	(1,724)
General and administrative expenses	(2,652)	(2,710)
Exploration costs	(1,147)	(983)
Research and development expenses	(503)	(564)
Other taxes	(542)	(753)
Other expenses, net	(4,265)	(2,677)
	(62,189)	(61,354)

26.        Net finance income (expense)

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Debt interest and charges	(6,779)	(4,627)
Foreign exchange gains (losses) and inflation indexation charges on net debt (*)	(4,132)	(2,533)
Income from investments and marketable securities	456	503
Financial result on net debt	(10,455)	(6,657)
Capitalized borrowing costs	1,476	1,448
Gains (losses) on derivatives	28	(11)
Interest income from marketable securities	17	6
Other foreign exchange gains (losses) and indexation charges, net	683	(170)
Other finance expenses and income, net	(442)	(237)
Finance income (expenses), net	(8,693)	(5,621)
Income	886	734
Expenses	(6,146)	(3,691)
Foreign exchange gains (losses) and inflation indexation charges, net	(3,433)	(2,664)
	(8,693)	(5,621)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

27.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Mar/2016	Jan-Mar/2015
Amounts paid / received during the period
Income tax and social contribution paid	180	621
Withholding income tax paid on behalf of third-parties	1,180	1,091

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	90	9
Provision for decommissioning costs	22	68

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.        Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

Accordingly, the Company may reassesses its current business segment information structure in order to improve management business analysis, as well as decision-making regarding investments and resources allocation.

Consolidated assets by Business Area - 03.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	15,454	32,691	8,306	194	9,314	92,491	(12,207)	146,243
Non-current assets	459,375	142,003	64,986	2,032	11,702	34,106	(1,287)	712,917
Long-term receivables	25,369	9,357	4,882	12	3,539	25,608	(1,150)	67,617
Investments	6,339	4,264	1,796	1,667	127	23	−	14,216
Property, plant and equipment	419,329	127,749	57,092	353	7,233	7,605	(137)	619,224
Operating assets	303,533	111,594	48,928	351	6,152	6,503	(137)	476,924
Under construction	115,796	16,155	8,164	2	1,081	1,102	−	142,300
Intangible assets	8,338	633	1,216	−	803	870	−	11,860

Total Assets	474,829	174,694	73,292	2,226	21,016	126,597	(13,494)	859,160

Consolidated assets by Business Area - 12.31.2015	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Total Assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area

Consolidated Statement of Income per Business Area - 03.31.2016
	Jan-Mar/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	23,675	53,085	9,391	228	25,231	−	(41,273)	70,337
Intersegments	22,988	15,557	2,130	219	379	−	(41,273)	−
Third parties	687	37,528	7,261	9	24,852	−	−	70,337
Cost of sales	(20,837)	(39,099)	(7,563)	(248)	(23,291)	−	41,709	(49,329)
Gross profit (loss)	2,838	13,986	1,828	(20)	1,940	−	436	21,008
Income (Expenses)	(3,611)	(2,491)	(734)	(118)	(1,987)	(3,992)	73	(12,860)
Selling, general and administrative	(508)	(2,155)	(634)	(25)	(1,691)	(1,481)	91	(6,403)
Exploration costs	(1,147)	−	−	−	−	−	−	(1,147)
Research and development	(209)	(68)	(21)	(2)	−	(203)	−	(503)
Other taxes	(62)	(143)	(170)	(2)	(38)	(127)	−	(542)
Other expenses, net	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)
Net income (loss) before financial results, profit sharing and income taxes	(773)	11,495	1,094	(138)	(47)	(3,992)	509	8,148
Financial income (expenses), net	−	−	−	−	−	(8,693)	−	(8,693)
Share of earnings in equity-accounted investments	(99)	375	56	43	7	6	−	388
Net Income (loss) before income taxes	(872)	11,870	1,150	(95)	(40)	(12,679)	509	(157)
Income tax and social contribution	263	(3,908)	(372)	47	16	3,904	(174)	(224)
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net income (loss) attributable to:
Shareholders of Petrobras	(605)	7,976	757	(48)	(25)	(9,636)	335	(1,246)
Non-controlling interests	(4)	(14)	21	−	1	861	−	865
	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area

Consolidated Statement of Income per Business Area - 03.31.2015
	Jan-Mar/2015(*)
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power (**)	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	27,037	56,115	10,993	156	27,158	−	(47,106)	74,353
Intersegments	26,029	18,735	1,689	150	503	−	(47,106)	−
Third parties	1,008	37,380	9,304	6	26,655	−	−	74,353
Cost of sales	(20,006)	(44,670)	(9,249)	(164)	(24,818)	−	46,964	(51,943)
Gross profit	7,031	11,445	1,744	(8)	2,340	−	(142)	22,410
Expenses	(1,877)	(2,172)	(131)	(37)	(1,428)	(3,935)	169	(9,411)
Selling, general and administrative	(469)	(1,721)	627	(27)	(1,457)	(1,558)	171	(4,434)
Exploration costs	(983)	−	−	−	−	−	−	(983)
Research and development	(220)	(95)	(43)	(6)	(1)	(199)	−	(564)
Other taxes	(52)	(184)	(719)	−	(33)	235	−	(753)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Impairment of property, plant and equipment, intangible and other assets	−	−	−	−	−	−	−	−
Other expenses, net	(153)	(172)	4	(4)	63	(2,413)	(2)	(2,677)
Net income (loss) before financial results, profit sharing and income taxes	5,154	9,273	1,613	(45)	912	(3,935)	27	12,999
Financial income (expenses), net	−	−	−	−	−	(5,621)	−	(5,621)
Share of earnings in equity-accounted investments	20	65	100	(20)	8	−	−	173
Profit sharing	−	−	−	−	−	−	−	−
Net Income (loss) before income taxes	5,174	9,338	1,713	(65)	920	(9,556)	27	7,551
Income tax and social contribution	(1,752)	(3,153)	(549)	16	(310)	2,734	(9)	(3,023)
Net income (loss)	3,422	6,185	1,164	(49)	610	(6,822)	18	4,528
Net income (loss) attributable to:
Shareholders of Petrobras	3,413	6,183	1,087	(49)	609	(5,931)	18	5,330
Non-controlling interests	9	2	77	−	1	(891)	−	(802)
	3,422	6,185	1,164	(49)	610	(6,822)	18	4,528
(*) For comparative purposes consolidated statement of income by segment as of March 31, 2015 is adjusted in accordance with note 4.2 of the consolidated financial statements as of 31 December, 2015.
(**) For comparative purposes, net income includes VAT expenses related to natural gas aquisitions, previously classified in the Corporate segment (R$ 516).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Breakdown of the activities abroad

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets as of 03.31.2016	28,488	4,756	1,526	2,813

Statement of income - Jan-Mar/2016
Sales revenues	1,466	2,886	558	3,184
Intersegments	842	2,208	31	2
Third parties	624	678	527	3,182
Gross profit (loss)	480	(118)	101	314
Net income (loss) before financial results, profit sharing and income taxes	268	(219)	84	79
Net income (loss) attributable to shareholders of Petrobras	111	(210)	112	72

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets as of 12.31.2015	31,683	5,459	1,577	3,057

Statement of income - Jan-Mar/2015
Sales revenues	1,320	3,295	355	3,104
Intersegments	732	834	24	3
Third parties	588	2,461	331	3,101
Gross profit	417	149	58	288
Net income before financial results, profit sharing and income taxes	393	17	41	75
Net income attributable to shareholders of Petrobras	352	5	69	63

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

Labor claims, in particular a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated and lawsuits concerning remunerated weekly leave;

Tax claims including claims related to alleged failure to pay VAT (ICMS) tax on jet fuel sales and to Brazilian federal and state tax credits applied that were disallowed;

Civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and failure to pay royalties on oil shale extraction; and

Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	03.31.2016	12.31.2015
Labor claims	3,603	3,323
Tax claims	3,640	3,087
Civil claims	2,311	2,069
Environmental claims	233	282
Other claims	11	15
	9,798	8,776

	Consolidated
	03.31.2016	12.31.2015
Opening Balance	8,776	4,091
Additions	1,052	5,294
Use of provision	(163)	(989)
Accruals and charges	204	346
Others	(71)	34
Closing Balance	9,798	8,776

29.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2016	12.31.2015
Tax	4,222	4,076
Civil	2,767	2,693
Labor	2,833	2,670
Environmental	307	305
Others	13	14
	10,142	9,758

29.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The estimated contingent liabilities for legal proceedings as of March 31, 2016, for which the possibility of loss is not considered remote are set out in the following table:

Consolidated
Nature
Tax	116,627
Labor	26,143
Civil - General	19,789
Civil - Environmental	5,976
Others	91
168,626

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	32,868
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	12,060
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	8,347

4) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros.

Current status: Awaiting the hearing of an appeal at the administrative level.	7,630
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	6,719
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,445

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,045
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,259

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,490
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,875
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	3,130
Plaintiff: States of SP, RS and SC Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,586
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,235
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,079
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,758
Plaintiff: States of RJ, SP, ES and BA Finance Departments
16) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,713
Plaintiff: State of Pernambuco Finance Department

17) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,506
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,290
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
19) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,250
20) Other tax matters	14,342
Total for tax matters	116,627

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, RN, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	12,179
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS (*).

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The collective and individual lawsuits about the matter, that not yet to be passed down in res judicata, are in analysis and awaiting judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	4,956
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,129
4) Other labor matters	7,879
Total for labor matters	26,143

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended.

5,138

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities in platform measurement systems

Current status: This claim involves lawsuits in different administrative and judicial stages.	5,035
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,696
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The process is in phase of discovery and choice of the chairman of the arbitration panel, where the Company seeks its rights and presents documents to prove the author delinquent in contractual obligations.	1,424
5) Other civil matters	6,496
Total for civil matters	19,789

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,513
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal.

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: Defense trial and the administrative appeal regarding the fines are pending, and, when it comes to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,141
3) Other environmental matters	2,322
Total for environmental matters	5,976

29.4.   Class action and other U.S. actions

29.4.1.  Class action and other related individual actions

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

In addition to the Consolidated Securities Class Action, to date, 29 lawsuits have been filed by individual investors before the same judge in the SDNY (two of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs.

On October 31, 2015, the judge ordered that the individual lawsuits before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge ordered that the trial shall begin on September 19, 2016, and on November 18, 2015, the judge ordered that any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the scheduled trial.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and the individual additional actions concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain.

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

29.4.2.   EIG claim involving Sete Brasil

On February 23, 2016, EIG Management Company (EIG) and affiliates filed a complaint against Petrobras before the federal court in Washington, DC, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ( "Sete"), through communications that failed to disclose the alleged corruption scheme in which the Company and Sete were allegedly involved and that plaintiffs’ investments in Sete allowed Petrobras to perpetuate and expand the corruption scheme. This action is at an early stage, and the allegations and claims in the complaint are being evaluated by Petrobras. The Company intends to engage a U.S. firm as legal counsel to defend this action.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,710, of which R$ 4,721 were still in force as of March 31, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 4,068 and bank guarantees of R$ 653.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of March 31, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts (*) - total	(8,453)	(5,694)	4	149
Long position/Crude oil and oil products	37,655	53,735	−	−	2016
Short position/Crude oil and oil products	(46,108)	(59,429)	−	−	2016
Options (*) - total	100	123	−	38
Call/Crude oil and oil products	100	−	−	−	2016
Put/Crude oil and oil products	−	123	−	38	2016
Forward contracts - total			(6)	24
Long position/ Foreign currency forwards (ARS/USD) (**)	USD 0	USD 0	−	−	2016
Long position/ Foreign currency forwards (BRL/USD) (**)	USD 218	USD 217	(6)	23	2016
Short position/Foreign currency forwards (BRL/USD) (**)	USD 0	USD 50	−	1	2016

Derivatives designated for hedge accounting
Swap - total			(33)	(130)
Foreign currency - Cross-currency Swap (**)	USD 298	USD 298	36	(62)	2016
Interest - Libor / Fixed rate (**)	USD 384	USD 396	(69)	(68)	2017

Total recognized in the Statement of Financial Position			(35)	81
(*) Notional value in thousands of bbl.
(**) Amounts in USD are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2016	Jan-Mar/2015	Jan-Mar/2016	Jan-Mar/2015	03.31.2016	12.31.2015
Commodity derivatives	20	(42)	−	−	217	36
Foreign currency derivatives	16	38	8	4	−	−
Interest rate derivatives	(8)	(7)	(8)	(5)	−	−
	28	(11)	−	(1)	217	36
Cash flow hedge on exports (***)	(2,900)	(824)	24,913	(27,476)	−	−
	(2,872)	(835)	24,913	(27,477)	217	36

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of March 31, 2016 is set out following:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	16	(267)	(551)
Forward contracts	Foreign currency - depreciation BRL x USD	39	(194)	(388)
Options	Crude oil and oil products - price changes	−	(1)	(1)
		55	(462)	(940)

Derivatives designated for hedge accounting
Swap		(25)	(224)	(373)
Debt	Foreign currency - appreciation JPY x USD	25	224	373
Net effect		−	−	−

Swap		4	(5)	(9)
Debt	Interest - LIBOR increase	(4)	5	9
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on March 31, 2016; R$ x U.S. Dollar - a 5.1% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.3% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 9.6% depreciation of the Peso; LIBOR Forward Curve - a 0.11% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)       Cash Flow Hedge involving the Company’s  future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the Company’s long-term debt. Only a portion of the Company’s forecast exports are considered as highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer not considered highly probable, but is also no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income as a reclassification adjustment.

As of March 31, 2016, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or not occurred, mainly due to the decrease in international oil prices. Therefore, the hedging relationship was revoked and this portion was reclassified to the statement of income in amount of R$ 734 in the first quarter of 2016.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The carrying amounts, the fair value as of March 31, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a USD 1.00 / R$ 3.5589 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of March 31, 2016
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2016 to March 2027	62,827	223,595

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2015	61,520	240,222
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	3,082	12,296
Exports affecting the statement of income	(479)	(1,901)
Principal repayments / amortization	(1,296)	(5,009)
Foreign exchange variation	−	(22,013)
Amounts designated as of March 31, 2016	62,827	223,595

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	66	75	80	78	77	61	57	54	52	60

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2016 is set out below:

	Exchange rate	Tax effect	Total
Balance at December 31, 2015	(88,319)	30,028	(58,291)
Recognized in shareholders' equity	22,013	(7,484)	14,529
Reclassified to the statement of income - occurred exports	2,166	(736)	1,430
Reclassified to the statement of income - exports no longer expected or not occurred	734	(250)	484
Balance at March 31, 2016	(63,406)	21,558	(41,848)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 783 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2016 is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(7,183)	(11,245)	(11,626)	(9,225)	(7,345)	(6,819)	(7,189)	(4,394)	1,620	(63,406)

b)      Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 03.31.2016	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	15,334		780	3,834	7,667
Liabilities	(241,139)	Dollar/ Real	(12,271)	(60,284)	(120,569)
Cash flow hedge on exports	223,596		11,378	55,899	111,798
	(2,209)		(113)	(551)	(1,104)
Liabilities (**)	(2,126)	Yen/ Dollar	50	(531)	(1,062)
	(2,126)		50	(531)	(1,062)
Assets	36		−	9	18
Liabilities	(227)	Euro/ Real	1	(57)	(113)
	(191)		1	(48)	(95)
Assets	31,962	Euro/ Dollar	(1,743)	7,990	15,981
Liabilities	(63,447)		3,459	(15,861)	(31,723)
	(31,485)		1,716	(7,871)	(15,742)
Assets	21	Pound Sterling/ Real	1	5	11
Liabilities	(82)		(3)	(20)	(41)
	(61)		(2)	(15)	(30)
Assets	9,207	Pound Sterling/ Dollar	(122)	2,302	4,604
Liabilities	(18,333)		242	(4,583)	(9,167)
	(9,126)		120	(2,281)	(4,563)
Assets	2,025	Dollar/ Peso	186	506	1,013
Liabilities	(2,079)		(191)	(520)	(1,040)
	(54)		(5)	(14)	(27)
	(45,252)		1,767	(11,311)	(22,623)

(*) On March 31, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 5.1% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 2.3% depreciation of the Japanese Yen/ Peso x U.S. Dollar - a 9.6% depreciation of the Peso / Euro x U.S. Dollar: a 5.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.3% depreciation of the Pound Sterling/ Real x Euro - a 0.4% appreciation of the Real / Real x Pound Sterling - 3.8% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products, as well as funds under the divestment program.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. Proceeds from long-term financing amounted approximately US$ 1.1 billion in the first quarter of 2016 and the Company also signed a term sheet with the China Development Bank CDB to obtain US$10 billion through financing agreements that are currently being negotiated.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	03.31.2016	12.31.2015
Principal	36,036	41,912	59,040	82,568	57,131	178,081	454,768	497,289
Interest	17,774	22,567	20,960	17,358	12,708	117,502	208,869	230,531
Total	53,810	64,479	80,000	99,926	69,839	295,583	663,637	727,820

32.          Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	2,764	−	−	2,764
Commodity derivatives	4	−	−	4
Foreign currency derivatives	−	36	−	36
Balance at March 31, 2016	2,768	36	−	2,804
Balance at December 31, 2015	3,255	24	−	3,279

Liabilities
Foreign currency derivatives	−	(6)	−	(6)
Interest derivatives	−	(69)	−	(69)
Balance at March 31, 2016	−	(75)	−	(75)
Balance at December 31, 2015	−	(130)	−	(130)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of March 31, 2016, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

33.1.   Voluntary Separation Incentive Plan – 2016 PIDV

On April 1, 2016, Petrobras announced a new voluntary separation incentive program (2016 PIDV) designed to contribute to the achievement of the goals set out in our Business and Management Plan.

The 2016 PIDV is open to all employees from April 11, 2016 up to August 31, 2016. Provisions for charges will be recognized through such period according to the enrollment of our workforce to this program. The effective cost to implement the 2016 PIDV will depend on certain variables, for example, number of enrollments and specific conditions of each employee.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.2.   Sale of Petrobras Argentina

On May 3, 2016, the Company concluded the negotiations with Pampa Energía of the main terms and conditions for the sale the entire interest in Petrobras Participaciones S.L. ("PPSL"), which holds 67,19% interest in Petrobras Argentina (PESA). The base price of the deal is US$ 892, without taking into account the effect of price adjustments and the tax impact.

This transaction is part of the Divestment Program in the Company Business and Management Plan 2015-2019 and its conclusion is subject to the deliberation and approval of its final terms and conditions by the Executive Board and Board of Directors, as well as the appropriate regulatory agencies.

33.3.   Sale of distribution assets in Chile

On May 3, 2016, the Company concluded the negotiations with Southern Cross Group of the main terms and conditions for the sale its whole interest in Petrobras Chile Distribución Ltda. (“PCD”), owned through Petrobras Caribe Ltd. The final value of the deal, subject to price adjustments tax impact, is estimated to be US$ 490.

This transaction is part of the Divestment Program in the Company Business and Management Plan 2015-2019 and is still subject to the deliberation and approval of its final terms and conditions by the Executive Board, Board of Directors and the Executive Committee of Southern Cross, as well as the appropriate regulatory approvals.

33.4.   Financing contract with China Exim Bank

On May 9, 2016, the Company signed with the China Exim Bank a term sheet containing the main terms and conditions for a financing contract of US$1 billion and the final agreement is under negotiation.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

34.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2015 and the interim statements as of March 31, 2016

	Number of notes
Notes to the Financial Statements	Annual for 2015	Quarterly information for 1Q-2016
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Assets held for sale	(**)	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employee benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Guarantees for concession agreements for petroleum exploration	32	30
Risk management and derivative instruments	33	31
Fair value of financial assets and liabilities	34	32
Subsequent events	35	33

(*) Summary of significant accounting policies
(**) Disposal of assets and legal mergers

The notes to the annual report 2015 that were suppressed in the 1Q-2016 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Disposal of assets and legal mergers	10
Petroleum and alcohol accounts - receivables from Federal Government	19.6
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.